FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on tariff adjustments of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on November 25, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ADJUSTMENTS OF TARIFFS

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced the adjustments of tariffs for its power plants.

Pursuant to a notice recently issued by the National Development and Reform Commission (the “NDRC”), the NDRC decided to, with effect from 20 November 2009, make appropriate adjustments on the on-grids tariffs in North China, South China, Central China, East China, Northeast and Northwest China in order to resolve the inconsistencies in tariffs, rationalize the tariff structure and promote the development of renewable energy.

According to the approved tariff adjustment plan, the average on-grid tariff (including VAT, based on the weighted averages of the existing installed capacity) of the Company’s coal-fired power plants would be decreased by RMB1.29/MWh (a decrease of 0.30% approximately) as compared to that before the adjustment. The adjustment took effect on 20 November 2009.

Pursuant to a document in respect of the tariff adjustments issued by the NDRC, the on-grid tariffs of the Company’s domestic power plants would be adjusted as follows:

Domestic Power Plant	Generating Unit	On-grid Tariff before Adjustment (RMB/MWh) (VAT Inclusive)	Change (RMB/MWh) (VAT Inclusive)	On-grid Tariff after Adjustment (RMB/MWh) (VAT Inclusive)
Liaoning Province
Yingkou	Nos. 3, 4	393.80	-3.80	390.00
Gansu Province
Pingliang	Nos. 1~4	275.10	+6.40	281.50
Shanxi Province
Yushe	Nos. 1, 2	359.40	-23.10	336.30
	Nos. 3, 4	315.30	+21.00	336.30
	Average of Nos.1~4	326.30	+10.00	336.30
Henan Province
Qinbei	Nos. 1~4	394.20	-3.00	391.20
Jiangsu Province
Taicang	Nos. 1~4	438.90	-5.80	433.10
Huaiyin	Nos. 3~6	435.80	-5.80	430.00

Shanghai
Shidongkou I	Nos. 1~4	435.60	+5.00	440.60
Chongqing
Luohuang	Nos. 1~4	366.50	+11.80	378.30
	Nos. 5~6	379.30	+9.00	388.30
Zhejiang Province
Changxing	Nos. 1, 2	480.40	-8.70	471.70
Yuhuan	Nos. 1~4	465.70	-8.70	457.00
Fujian Province
Fuzhou	Nos. 1, 2	429.80	-8.00	421.80
	Nos. 3, 4	444.80	-8.00	436.80
Guangdong Province
Shantou Coal-fired	Nos. 1, 2	548.71	-8.00	540.71
	No. 3	504.20	-8.00	496.20
Haimen	No. 1	489.20	-8.00	481.20

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
25 November 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan

Name:	Gu Biquan

Title:	Company Secretary

Date:    November 25, 2009